UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

W. P. Carey Inc.

(As Successor to W. P. Carey & Co. LLC)

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92936U109

(CUSIP Number)

Estate of Wm. Polk Carey

c/o James Sligar, Esq.

Milbank, Tweed, Hadley and McCloy LLP

New York, New York 10005

(212) 530-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92936U109

1	NAMES OF REPORTING PERSONS. The Estate of Wm. Polk Carey, Deceased
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO and PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,699,096
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 10,699,096
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,699,096
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on the Form 8-K filed on October 4, 2012 by W. P. Carey Inc., there were 68,155,924 shares of W. P. Carey Inc. Common Stock outstanding as of September 28, 2012, as adjusted to exclude 410,964 shares of Common Stock purchased by W. P. Carey Inc. as reported below.

This Amendment No. 4 is being filed by the Estate of Mr. Wm. Polk Carey (the “Estate” or the “Reporting Person”) and amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 10, 2011 (as amended on January 31, 2012, March 16, 2012, and August 3, 2012, the “Schedule 13D”). This Schedule 13D was previously filed by the Estate with respect to its beneficial ownership of listed shares, no par value per share (the “Listed Shares”), of W. P. Carey & Co. LLC, a Delaware limited liability company (the “Predecessor Company”). W. P. Carey Inc., a Maryland corporation (the “Successor Company”), is the successor, pursuant to a merger and related transactions, to the Predecessor Company in accordance with Rule 12g-3 under the Securities Exchange Act of 1934, as amended (the “Act”). Therefore, this Schedule 13D, as amended by this Amendment No. 4, now relates to the beneficial ownership by the Estate of common stock, par value $0.001 per share (the “Common Stock”), of the Successor Company. The Predecessor Company and the Successor Company are collectively referred to herein as the “Company”. Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated, terms used but not defined in this Amendment No. 4 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

As set forth in the Form 8-K filed by the Company on October 4, 2012 (the “Form 8-K”), pursuant to Rule 12g-3(d) under the Act, the Successor Company is deemed to be the successor issuer to the Predecessor Company and, as a result of the completion of the W.P. Carey Conversion (as defined in Item 4), each outstanding Listed Share was converted into an equal number of shares of Common Stock. Accordingly, following the completion of the W.P. Carey Conversion, each of the Listed Shares held by the Estate has been converted into Common Stock on a one-for-one basis and the Estate no longer beneficially owns any Listed Shares and instead beneficially owns Common Stock as set forth in Item 5. This Amendment No. 4 therefore relates to the Common Stock. The address of the principal executive offices of the Successor Company is 50 Rockefeller Plaza, New York, New York 10020.

Item 4.	Purpose of Transaction.

As set forth in the Company’s filings with the SEC, on February 17, 2012, the Predecessor Company entered into (i) an Agreement and Plan of Merger (the “Conversion Agreement”) with the Successor Company providing for, among other things, the merger of the Predecessor Company with and into the Successor Company (the “W.P. Carey Conversion”), with the Successor Company succeeding to and continuing to operate the existing business of the Predecessor Company, and (ii) an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Predecessor Company, the Successor Company, Corporate Property Associates 15 Incorporated, a Maryland corporation (“CPA®:15”), CPA 15 Holdco, Inc., a Maryland corporation and wholly-owned subsidiary of CPA®:15 (“CPA 15 Holdco”), CPA 15 Merger Sub Inc., an indirect subsidiary of the Successor Company (“Merger Sub”), and, for the limited purposes set forth therein, Carey Asset Management Corp. and W. P. Carey & Co. B.V., each a subsidiary of the Predecessor Company, pursuant to which CPA®:15, through a series of steps, would become an indirect subsidiary of the Successor Company (the “Merger”, and together with the W.P. Carey Conversion, the “Transactions”).

As set forth in the Form 8-K, the Transactions were completed on September 28, 2012 and (i) pursuant to Rule 12g-3(d) under the Act, the Successor Company is deemed to be the successor issuer to the Predecessor Company and (ii) as a result of the completion of the W.P. Carey Conversion, each of the Listed Shares held by the Estate was converted into Common Stock on a one-for-one basis and the Estate no longer beneficially owns any Listed Shares and instead beneficially owns Common Stock as set forth in Item 5.

On October 9, 2012, the Estate sold 410,964 shares of Common Stock to the Company for an aggregate purchase price of Twenty Million Dollars ($20,000,000), or $48.6661 per share of Common Stock, pursuant to the terms of the Share Purchase Agreement.

Except as otherwise set forth in this Item 4, the Reporting Person currently has no plans or proposals of the type that would be required to be disclosed pursuant to this Item 4. However, the Reporting Person intends to periodically evaluate the Company and its business and the Reporting Person’s investment therein and may buy or sell Common Stock or engage in discussions with the Company, its management and shareholders, or third parties with respect thereto. In addition, the Reporting Person may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Form Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The Estate directly owns 3,579,052 shares of Common Stock, which represents 5.3% of all outstanding shares of Common Stock, and indirectly owns, through Wm. Polk Carey Estate, LLC, a New York limited liability company wholly owned by the Estate, as successor by merger to W.P. Carey & Co., Inc., a New York corporation wholly owned by the Estate, 7,114,735 shares of Common Stock, which represents 10.4% of all outstanding shares of Common Stock. The Estate also beneficially owns 5,309 shares of Common Stock that the Estate has the right to acquire through the exercise of share options within the next sixty (60) days under the Predecessor Company’s 1997 Share Incentive Plan, which plan, as set forth in the Form 8-K, was assumed by the Successor Company and the share options exercisable thereunder converted into the right to acquire shares of Common Stock. As a result, the Estate is deemed to beneficially own 10,699,096 shares of Common Stock, which represents 15.7% of all outstanding shares of Common Stock. The preceding percentage ownership calculations are based on the number of shares of Common Stock outstanding as reported on the Form 8-K, as adjusted to exclude the 410,964 shares of Common Stock purchased by the Company as reported in this Schedule 13–D. As set forth in the Form 8-K, as a result of the completion of the Transactions, approximately 68,566,888 shares of Common Stock were issued by the Successor Company, which had a dilutive effect on the percentage ownership of the Estate.

(b) The Estate has the sole power to vote 10,699,096 shares of Common Stock, and the sole power to dispose of 10,699,096 shares of Common Stock.

(c) On September 28, 2012, as a result of the completion of the W.P. Carey Conversion, each of the Listed Shares held by the Estate was converted into Common Stock on a one-for-one basis and the Estate no longer beneficially owns any Listed Shares and instead beneficially owns Common Stock as set forth in paragraph (a) of this Item 5. On October 9, 2012, the Estate sold 410,964 shares of Common Stock to the Company for an aggregate purchase price of Twenty Million Dollars ($20,000,000), or $48.6661 per share of Common Stock, pursuant to the terms of the Share Purchase Agreement.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2012

By:	/s/ Jan F. Kärst
Name:	Jan F. Kärst
Title:	Executor

By:	/s/ Francis J. Carey, Jr.
Name:	Francis J. Carey, Jr.
Title:	Executor